UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vringo, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92911N302

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92911N302

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Iroquois Capital Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 39,268 shares of Common Stock Convertible Notes convertible into 420,610 shares of common stock Warrants to purchase 537,500 shares of common stock (see Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 39,268 shares of Common Stock Convertible Notes convertible into 420,610 shares of common stock Warrants to purchase 537,500 shares of common stock (see Item 4)
(9)

Aggregate amount beneficially owned by each reporting person

39,268 shares of Common Stock

Convertible Notes convertible into 420,610 shares of common stock

Warrants to purchase 537,500 shares of common stock (see Item 4)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.9% (see Item 4)*
(12)	Type of reporting person (see instructions) OO

* The Convertible Notes may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise. The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Convertible Notes, and full exercise of the warrants, and do not give effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 92911N302

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Joshua Silverman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 39,268 shares of Common Stock Convertible Notes convertible into 420,610 shares of common stock Warrants to purchase 537,500 shares of common stock (see Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 39,268 shares of Common Stock Convertible Notes convertible into 420,610 shares of common stock Warrants to purchase 537,500 shares of common stock (see Item 4)
(9)

Aggregate amount beneficially owned by each reporting person

39,268 shares of Common Stock

Convertible Notes convertible into 420,610 shares of common stock

Warrants to purchase 537,500 shares of common stock (see Item 4)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.9% (see Item 4)
(12)	Type of reporting person (see instructions) IN; HC

* The Convertible Notes may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise. The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Convertible Notes, and full exercise of the warrants, and do not give effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 92911N302

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Richard Abbe
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 39,268 shares of Common Stock Convertible Notes convertible into 420,610 shares of common stock Warrants to purchase 537,500 shares of common stock (see Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 39,268 shares of Common Stock Convertible Notes convertible into 420,610 shares of common stock Warrants to purchase 537,500 shares of common stock (see Item 4)
(9)

Aggregate amount beneficially owned by each reporting person

39,268 shares of Common Stock

Convertible Notes convertible into 420,610 shares of common stock

Warrants to purchase 537,500 shares of common stock (see Item 4)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.9% (see Item 4)
(12)	Type of reporting person (see instructions) IN; HC

* The Convertible Notes may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise. The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Convertible Notes, and full exercise of the warrants, and do not give effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on May 12, 2015 (the “Original Schedule 13G”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of Vringo, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	Ownership.

(a) and (b):

As of the date of the event that requires this filing, each of the Reporting Persons may deemed to beneficially own (i) 39,268 shares of Common Stock, (ii) $4,206,095 principal amount of Senior Secured Convertible Notes (the “Convertible Notes”) convertible into 420,610 shares of common stock of the Issuer, and (iii) warrants (the “Warrants”) to purchase an aggregate of 537,500 shares of common stock of the Issuer. Of such shares, (a) 26,009 shares of Common Stock were held by Iroquois Master Fund Ltd. (the “Fund”) and 13,259 shares of Common Stock were held by Iroquois Capital Investment Group LLC (“ICIG”), (b) 336,488 shares of common stock are issuable upon Convertible Notes held by the Fund and 84,122 shares of common stock are issuable upon Convertible Notes held by ICIG, and (c) 430,000 shares of Common Stock are issuable upon exercise of Warrants held by the Fund and 107,500 shares of Common Stock are issuable upon exercise of Warrants held by ICIG. The foregoing amount of shares issuable upon conversion of the Convertible Notes does not include any shares that the Issuer may elect to issue, at its option, to the Fund and ICIG in payment of certain amounts due under the Convertible Notes. The Convertible Notes may not be converted, and the Warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise.

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund and ICIG. As such, Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of all shares of common stock held by the Fund and ICIG.

(c)(i) Number of shares as to which each of the Reporting Persons has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 9.99% (as described in Item 4(a) above).

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 9.99% (as described in Item 4(a) above).

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2016

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe

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